

03014562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29798

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Assets Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

902 Clint Moore Road, #220

(No. and Street)

Boca Raton	FL	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Martin E. Kauffman   561-997-5001
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
                          (Name – if individual, state last, first, middle name)

1900 NW Corp. Blvd. Suite 300E	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

RECEIVED
FEB 28 2003
WASH. D.C.
165

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Martin E. Kauffman__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Financial Assets Corporation__ , as of __December 31__ , 20 __02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

LYNNE H. BRAUNSTEIN
COMMISSION # CC981521
EXPIRES NOV 13 2004
BONDED THROUGH
ADVANTAGE NOTARY

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL ASSETS CORPORATION

FINANCIAL STATEMENTS

December 31, 2002

FINANCIAL ASSETS CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2002

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Financial Assets Corporation
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Financial Assets Corporation (a wholly-owned subsidiary of Fiduciary Holding, Inc.) as of December 31, 2002, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Assets Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting standards generally accepted in the United States of America.

GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
February 7, 2003

1900 NW Corporate Blvd. E-300   Broward (954) 429-8555   Ft. Lauderdale Office
Boca Raton, Florida 33431   Dade (305) 944-3582   315 SE 7th Street, 2nd Flr.
Tel. (561) 994-5050   Palm Beach (561) 737-0309   Ft. Lauderdale, Florida 33301
Fax (561) 241-0071   www.goldsteinlewin.com   (reply to Boca address)

FINANCIAL ASSETS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	101,969
Restricted Cash		25,000
Securities Owned:		
Marketable, at Market Value		17,820
Not Readily Marketable, at Estimated Fair Value		19,803
Equipment, Net of Accumulated Depreciation of $1,654		1,182
	$	165,774

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Income Taxes Payable	$	505

STOCKHOLDER'S EQUITY

Common Stock, $1 Par Value; 1,000 Shares Authorized		
83 Shares Issued		83
Additional Paid-In Capital		59,600
Retained Earnings		105,586
Total Stockholder's Equity		165,269
	$	165,774

The Accompanying Notes are an Integral Part of These Financial Statements

FINANCIAL ASSETS CORPORATION
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2002

REVENUE		
Commissions	$	495,553
Interest/Dividends		9,139
Other Income		28,279
		532,971
EXPENSES		
Commissions		4,344
Brokerage and Clearing Fees		137,805
Communications and Data Processing		1,755
Other Expenses		465,232
Total Expenses		609,136
Loss Before Income Taxes		(76,165)
Income Taxes		14,810
Net Loss	$	(90,975)

The Accompanying Notes are an Integral Part of These Financial Statements

FINANCIAL ASSETS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2002	83	$ 83	$ 59,600	$ 196,561	$ 256,244
Net Loss	-	-	-	(90,975)	(90,975)
Balance, December 31, 2002	83	$ 83	$ 59,600	$ 105,586	$ 165,269

The Accompanying Notes are an Integral Part of These Financial Statements

FINANCIAL ASSETS CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(90,975)
Adjustments to Reconcile Net Loss to Net Cash Provided By		
Operating Activities:		
Depreciation		567
Forgiveness of Related Party Receivables, net		142,219
Change in Assets and Liabilities:		
Decrease (Increase) in:		
Commissions Receivable		3,046
Securities Owned		(17,523)
Prepaid Expenses and Other Current Assets		1,719
Increase (Decrease) in		
Income Taxes Payable		505
Accrued Liabilities		(2,026)
Net Cash Provided By Operating Activities		37,532
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances to Related Parties, Net		(142,219)
Decrease in Cash		(104,687)
Cash:		
Beginning		206,656
Ending	$	101,969
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION		
Income Taxes Paid	$	3,000
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES		
Forgiveness of Related Party Receivables, Net	$	142,219

The Accompanying Notes are an Integral Part of These Financial Statements

FINANCIAL ASSETS CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1:   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

Nature of Business

Financial Assets Corporation (the "Company") is primarily engaged in trading on behalf of its clientele. The Company was organized and incorporated under the laws of the State of Florida. The Company is a broker-dealer registered with the Securities Exchange Commission ("SEC"), and the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly-owned subsidiary of Fiduciary Holdings, Inc. DNB Acquisition Corporation ("DNB") owns the majority share (90%) of Fiduciary Holdings, Inc.

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firm, the Pershing Division of Donaldson, Lufkin, and Jenrette Securities Corporation ("Pershing"). Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value. Securities not readily marketable are valued by management based on their experience in the industry.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Pursuant to the Company's clearing agreement, the Company is required to maintain a minimum $25,000 deposit of cash or securities with Pershing.

FINANCIAL ASSETS CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and Equipment is stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful life of the respective assets, generally five years.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company at times has cash in excess of Securities Insurance Protection Corporation ("SIPC") insurance limits. These amounts are held in proprietary accounts with the clearing firm. There was no cash held in excess of SIPC limits at December 31, 2002.

Securities Owned

Increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in other income in the statement of income.

Reclassifications

The opening cash balance has been reclassified to conform to the current year presentation.

NOTE 2: SECURITIES OWNED

Marketable securities owned consist of trading securities at market values as follows:

Real Estate Investment Trust	$ 17,820

Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions or conditions applicable to the securities and consist of:

Corporate Stocks	$ 3,003
Warrants	16,800
	$ 19,803

FINANCIAL ASSETS CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

NOTE 3:   INCOME TAXES

DNB files consolidated federal tax returns including the accounts of the Company. For financial reporting purposes, income taxes are allocated to each subsidiary based upon the subsidiary's taxable income as if the subsidiary filed a separate tax return. As all intercompany profits and losses are eliminated upon consolidation, no effect of these transactions is included in the tax calculation. For the year ended December 31, 2002, the Company had net income to be included in the consolidated tax return. Income tax expense is comprised of the following at December 31, 2002:

Current tax expense:		
Federal	$	11,305
State		3,505
Income Tax Expense	$	14,810

Income tax expense differs from the expense that would result from applying federal statutory rates to income before taxes primarily due to the write-off of intercompany net receivables (Note 4) which are eliminated upon consolidation.

NOTE 4:   RELATED PARTY TRANSACTIONS

In 2002, the Company forgave $142,219 of non-allowable assets comprised of net receivables from related parties. This amount is included in other expenses. The Company was allocated various overhead expenses from its parent and other affiliated entities aggregating approximately $285,000.

NOTE 5:   OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, Pershing. The clearing broker/dealer is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper execution of customer transactions by the clearing broker/dealer.

NOTE 6:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $140,438 which was $90,438 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.

GOLDSTEIN LEWIN & CO.

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Financial Assets Corporation
Boca Raton, Florida

We have audited the accompanying financial statements of Financial Assets Corporation as of and for the year ended December 31, 2002, and have issued our report thereon dated February 7, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
February 7, 2003

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

FINANCIAL ASSETS CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS		
Income Taxes Payable	$	505
NET CAPITAL		
Total Stockholder's Equity from the Statement		
of Financial Condition	$	165,269
Deductions:		
Nonallowable Assets		
Not Readily Marketable Securities		19,803
Equipment, Net		1,182
Total Nonallowable Assets		20,985
Net Capital Before Haircuts on Securities Positions		144,284
Haircuts on Securities Positions:		
Other Securities		2,673
Undue Concentration		1,173
Total Haircuts		3,846
Net Capital		140,438
Minimum Required Net Capital		50,000
Excess Net Capital at 1500%	$	90,438
Excess Net Capital at 1000%	$	140,387
Ratio of Aggregate Indebtedness to Net Capital		0.01 to 1

FINANCIAL ASSETS CORPORATION
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002).

Net Capital, as reported in Company's amended Part II (unaudited) FOCUS Report	$	131,007
Audit Adjustments to:		
Decrease the value of not readily marketable securities		(297)
Write-off of investment recorded in error		(3,300)
Decrease other assets		(4,219)
Increase Haircuts on Securities		(3,846)
Decrease Accrued Expenses		21,093
Net Capital Per Above	$	140,438

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to the claims of general creditors at December 31, 2002.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION
UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.



GOLDSTEIN LEWIN & CO.

To the Board of Directors
Financial Assets Corporation
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Financial Assets Corporation (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Lewin & Co.

Boca Raton, Florida
February 7, 2003